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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 1

                                  PANACO, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                  698106 10 1
                                 (CUSIP Number)

                                 DANIEL L. MARK
                      1300 POST OAK BOULEVARD, SUITE 2000
                              HOUSTON, TEXAS 77056
                                 (713) 986-7000
              (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 MARCH 20, 1998
                (Date of Event which Requires Filing this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13d-1(a) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

     *The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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---------------------
CUSIP NO. 698106 10 1                13D
---------------------

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     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
            LEONARD C. TALLERINE, JR.
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)    / /
                                                             (b)    / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS
            NOT APPLICABLE
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                           / /
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     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
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                                    7   SOLE VOTING POWER
                                        1,548,748
           NUMBER OF                --------------------------------------------
             SHARES                 8   SHARED VOTING POWER
          BENEFICIALLY                  -0-
             OWNED                  --------------------------------------------
            BY EACH                 9   SOLE DISPOSITIVE POWER
        REPORTING PERSON                1,548,748
             WITH                   --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                        -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,548,748
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                          / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.5 percent
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------


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ITEM 2.   IDENTITY AND BACKGROUND.

     Leonard C. Tallerine, Jr. is a director of the Issuer and independent oil and gas investor, who can be contacted in care of Daniel L. Mark, Esq. at 1300 Post Oak Boulevard, Suite 2000, Houston, Texas 77056. During the last five years, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, such person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not Applicable.

ITEM 4.   PURPOSE OF TRANSACTION.

     Not Applicable.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The reporting person owns 1,548,748 shares of the common stock of the Issuer. The reporting person has the sole voting power with respect to such shares. The reporting person filed a Schedule 13D with respect to his acquisition of such shares on August 8, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The reporting person, a director of the Issuer, met on March 20, 1998 with Carl Icahn and Harold First, also a director of Issuer. At the meeting, the reporting person indicated that he believed a change in management was necessary for the good of the Issuer and its stockholders. The reporting person indicated that he intended to nominate, at the next annual meeting of the Issuer's stockholders, a slate of nominees for directors of the Issuer in opposition to management's anticipated nominees and asked if Mr. Icahn would support such a slate. Mr. Icahn indicated that if a peaceful solution could not be worked out in negotiations between the reporting person and management of the Issuer then Mr. Icahn would support the reporting person's slate. The reporting person indicated that he had no specific nominees at this time with respect to the composition of the slate. Mr. Icahn and the entities Mr. Icahn owns or controls beneficially own 3,030,000 shares of common stock of the Issuer.

     Other than as stated herein, the reporting person and Mr. Icahn have no understandings, arrangements or agreements concerning the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not Applicable.



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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   /s/ Leonard C. Tallerine, Jr.
                                   -------------------------------
                                   LEONARD C. TALLERINE, JR.

Dated: March 27, 1998.







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